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SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
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SYLVIA B. PIVEN, On Behalf Of           :    Index No.
Herself And All Others Similarly        :
Situated,                               :
                                        :
                         Plaintiff,     :
                                        :    CLASS ACTION
          - against -                   :    COMPLAINT
                                        :
LORAL CORP., BERNARD L. SCHWARTZ,       :
FRANK C. LANZA, HOWARD GITTIS,          :
ROBERT B. HODES, GERSHON KEKST,         :
CHARLES LAZARUS, DONALD E. SHAPIRO,     :
ALLEN M. SHINN, THOMAS, J. STANTON, JR.,:
DANIEL YANKELOVICH, ARTHUR L. SIMON,    :
and LOCKHEED MARTIN CORP.,              :
                                        :
                         Defendants.    :
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          Plaintiff, by her attorneys, alleges upon information and belief
(said information and belief being based, in part, upon the investigation conducted by and through her counsel), except with respect to her ownership of Loral Corp. common stock and her suitability to serve as a class representative, which are alleged upon personal knowledge, as follows:

                                    PARTIES

          1. Plaintiff Sylvia B. Piven is, and has been for years, the owner of 800 shares of common stock of defendant Loral Corp. ("Loral" or the "Company").

          2. Defendant Loral is a corporation organized and existing under and by virtue of the laws of the State of New York. Defendant Loral maintains its principal offices at 600































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Third Avenue, New York, New York, which is in the City, County and State of
New York.

          3. Defendant Bernard L. Schwartz ("Schwartz") is the Chairman of the Board and Chief Executive Officer of defendant Loral.

          4. Defendant Frank C. Lanza ("Lanza") is President, Chief Operating Officer and a Director of defendant Loral.

          5.   Defendant Howard Gittis ("Gittis") is a Director of defendant
Loral.

          6.   Defendant Robert B. Hodes ("Hodes") is a Director of defendant
Loral.

          7.   Defendant Gershon Kekst ("Kekst") is a Director of defendant
Loral.

          8. Defendant Charles Lazarus ("Lazarus") is a Director of defendant Loral.

          9. Defendant Donald E. Shapiro ("Shapiro") is a Director of Defendant Loral.

          10.  Defendant Allen M. Shinn ("Shinn") is a Director of Defendant
Loral.

          11. Defendant Thomas J. Stanton, Jr. ("Stanton") is a Director of defendant Loral.

          12. Defendant Daniel Yankelovich ("Yankelovich") is a Director of defendant Loral.

          13. Defendant Arthur L. Simon ("Simon") is a Director of defendant Loral.










































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          14.  The foregoing individuals, collectively referred to as the
"Defendant Directors," as directors and/or officers of Loral, owe fiduciary duties to Loral and its shareholders.

          15. Defendant Lockheed Martin Corp. ("Lockheed") is a corporation organized and existing under and by virtue of the laws of the State of Maryland. Defendant Lockheed maintains its principle offices at 6801 Rockledge Drive, Bethesda, Maryland.

                           CLASS ACTION ALLEGATIONS

          16. Plaintiff brings this action on her own behalf and as a class action, pursuant to Section 901 of the CPLR, on behalf of all shareholders of Loral (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

          17. This action is properly maintainable as a class action for the following reasons:

                    (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of October 31, 1995, there were over 172 million shares of defendant Loral's common stock outstanding owned by 4,500 shareholders of record scattered throughout the United States and foreign countries.

                    (b) There are questions of law and fact which are common to members of the class and which predominate











































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over any questions affecting any individual members.  The common questions include, inter alia, the following:

                    i. Whether the defendants have engaged in a plan and scheme to enrich and/or entrench themselves at the expense of Loral's public shareholders;

                    ii. Whether the Defendant Directors have breached fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complaint of herein;

                    iii. Whether defendants have failed to fully disclose the true value of defendant Loral's assets and earning power and the future financial benefits which they expect to derive from the takeover by Lockheed;

                    iv. Whether the Defendant Directors have wrongfully failed and refused to seek a purchaser of Loral at the highest possible price and instead, have sought to chill potential offers and acquire the valuable assets of defendant Loral for defendant Lockheed at an unfair and inadequate price;

                    v. Whether defendant Lockheed has induced, aided or abetted breaches of fiduciary duty by members of Loral's Board of Directors.

                    vi. Whether plaintiff and the other members of the Class will be irreparably damaged by the conduct and transactions complained of herein;












































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                    vii.  Whether defendants have breached or aided and
abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class; and

                    viii. Whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of defendant Loral in violation of the laws of the State of New York.

          18. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          19. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

          20. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                            SUBSTANTIVE ALLEGATIONS

          21. Defendant Loral develops and manufactures airborne electronic warfare systems and equipment, weapons systems trainers and microwave components; produces electronic communications equipment and systems used in antisubmarine and












































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space warfare; operates and maintains simulator networks for ground vehicle and airborne platform training; and provides systems integration services, operations management services and post-deployment systems support services.

          22. Defendant Lockheed is a holding company with subsidiaries which research, develop and produce aerospace products, systems and services; design, manufacture and integrate advanced technology products and services for the U.S. Government and private industry; produce construction aggregates and specialty chemical products; and manage certain facilities for the Department of Energy.

          23. On January 8, 1996, it was announced that defendant Lockheed had agreed to acquire Loral's defense electronics and systems integration businesses for approximately $9.1 billion (the "Transaction"). The Transaction essentially has three elements: first, each shareholder of Loral will receive $38 in cash per share through a tender offer set to commence by January 12, 1996; second, Loral shareholders will receive, for each share, one share of the newly-formed public company, to be called Loral Space and Communications Corp. ("Loral Space"), which will own Loral's present satellite and telecommunications interests; and third, Lockheed will invest $344 million for a 20% equity position in Loral Space.

          24. Defendant Schwartz admits that the Company has had no "serious discussions" regarding a combination with any third













































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parties.  In fact, according to press reports, at the same time it approved the Lockheed transaction, the Loral Board also adopted a shareholder rights plan to deter other potential suitors from making a competing offer. In addition, the $38 per share offer provides little premium to shareholders for their Loral stock which closed on January 5, 1996, at $36 per share. Also, the value of the Loral Space stock can only be "estimated" at this time and its business according to the Los Angeles Times has been "untested."

          25. The Transaction is wrongful, unfair and harmful to Loral's public stockholders, the Class members, and represents an attempt by defendants to aggrandize their personal and financial positions and interest and to enrich themselves at the expense of and to the detriment of the public shareholders of the Company. The Transaction will deny plaintiff and other Class members their rights to share proportionately in the true value of the Company's assets and future growth in profits and earnings, while usurping the same for the benefit of defendant Lockheed at an unfair and inadequate price. According to the Dow Jones News Wire, in conjunction with the Transaction, defendant Schwartz will become chairman and CEO of Loral Space and will become Vice Chairman of the Board of Lockheed. Defendant Lanza will also join Lockheed's Board of Directors and serve as Executive Vice President and Chief Operating Officer of Lockheed.














































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                CAUSE OF ACTION FOR BREACH OF FIDUCIARY DUTIES

          26. Defendants other than defendant Lockheed, acting in concert, have violated their fiduciary duties owed to the public shareholders of Loral and put their own personal interests and the interests of defendant Lockheed ahead of the interests of the Loral public shareholders at the expense of Loral's public shareholders.

          27. The Defendant Directors failed to (1) undertake an adequate evaluation of Loral's worth as a potential merger/acquisition candidate; (2) take adequate steps to enhance Loral's value and/or attractiveness as a merger/acquisition candidate; (3) effectively expose Loral to the marketplace in an effort to create an active and open auction for Loral; or (4) act independently so that the interests of public shareholders would be protected. Instead, defendants have accepted a cash value for the publicly held shares of defendant Loral without an appropriate premium or recognition of the added value of Loral that will result from it being wholly-owned by defendant Lockheed, and have agreed to terms which will impede maximization of shareholder value.

          28. Furthermore, in contemplating and implementing their plan to obtain immediate financial rewards for themselves, the Defendant Directors have failed to (1) adequately insure that no conflicts of interest existed, and, instead, have resolved such conflicts in favor of themselves and defendant Lockheed,












































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rather than ensure that all conflicts were resolved in the best interest of
Loral and its public shareholders; or (2) acted independently or in any other way to ensure that the interests of Loral's public shareholders will be protected.

          29. Defendants have reached understandings among themselves that they will not solicit a proposal or initiate any discussions with any person or entity regarding any offer or proposal for the acquisition of the business of Loral by merger, asset sale, stock sale or otherwise, while Loral is still a publicly-held company. While the Defendant Directors of Loral should seek out other possible purchasers of the assets of Loral or its stock in a manner designed to obtain the highest possible price for Loral's shareholders, or seek to enhance the value of Loral for all its current shareholders, they have instead resolved to wrongfully obtain the valuable assets of Loral for defendant Lockheed at a bargain price, which under the circumstances here, disproportionately benefits them. These understandings have been reached in violation of the Defendant Directors' fiduciary duties.

          30. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to Loral's public shareholders, serve no legitimate business purpose of Loral, and are an attempt by the defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the public stockholders of Loral. These













































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maneuvers by the defendants will deny members of the Class their right to share in the true value of Loral's valuable assets, future earnings and profitable businesses to the same extent as they would as Loral shareholders.

          31. In contemplating, planning and/or doing the foregoing specified acts and in pursuing and structuring the Transaction, the defendants are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

          32. Because the Defendant Directors (and those acting in concert with them) dominate and control the business and corporate affairs of Loral and because they are in possession of private corporate information concerning Loral's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of Loral which makes it inherently unfair to Loral's public shareholder. The Transaction will ensure that defendants disproportionately benefit from the value and future financial prospects of Loral, in contravention of defendants' fiduciary duties to assure that Loral's shareholders receive the highest value for their shares.

          33. Defendant Lockheed has acted and is acting with knowledge that the other defendants are in breach of their fiduciary duties to Loral's public shareholders and has intentionally, recklessly or negligently induced, aided and













































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abetted such breaches of fiduciary duties by the directors of Loral.

          34. By reason of the foregoing acts, practices and course of conduct, the Defendant Directors have failed to use due care and diligence in the exercise of their fiduciary obligations toward Loral and its public shareholders.

          35. The acts complained of here above were willful, malicious, and oppressive, in that the defendants, and each of them, know that their actions as complained of herein, involve improper and illegal practices, violations of law and other acts completely alien to the duties of officers and directors to carry out corporate affairs in a just, honest, and equitable manner. By reasons of the foregoing, the Class is entitled to exemplary damages determined through a proper process to maximize shareholder value.

          36. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged in that they will not receive the fair value of Loral's assets and business in exchange for their Loral shares, and have been and will be prevented from obtaining a price for their shares of Loral common stock determined through a proper process to maximize shareholder value.

          37. Unless enjoined by this Court, the Defendant Directors will continue to breach their fiduciary duties owed to plaintiff and the Class, and will exclude the Class from













































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receiving fair value for their proportionate share of Loral's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

          38.  Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

               (a) Declaring that this action may be maintained as a class action pursuant to CPLR 901 et seq.;

               (b) Declaring that defendants' conduct is unfair, unjust and inequitable to plaintiff and the other members of the Class;

               (c) Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed sale of defendant Loral to defendant Lockheed at a price that is not fair and equitable.

               (d) Imposing a voting trust upon the shares of Loral owned or controlled by defendants to restrain their ability to use their voting power in connection with the Transaction;

               (e) Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment interest from the date of the wrongs to the date of the judgment herein;














































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               (d)  Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

               (E) Granting such other and further relief as may be just and proper.

Dated:    New York, New York
          January 9, 1996
                                   WOLF HALDENSTEIN ADLER
                                   FREEMAN & HERZ LLP
                                   Fred Taylor Isquith
                                   270 Madison Avenue
                                   New York, New York 10016
                                   (212) 545-4600

                                   Attorneys for Plaintiff